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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

03074K 10 0

(Cusip Number)

9/9/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1 (b)

         Rule 13d-1 (c)

         Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 03074K 10 0

1.	Name of Reporting Person: Ricketts Grandchildren Trust		I.R.S. Identification Nos. of above persons (entities only): NOT REQUIRED

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 19,008,000

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 19,008,000

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,008,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (SEE INSTRUCTIONS) ☒

11.	Percent of Class Represented by Amount in Row (9): 4.4%

12.	Type of Reporting Person: OO - trust

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13G

Item 1.
	(a)	Name of Issuer:
Ameritrade Holding Corporation, the successor issuer to Ameritrade Online Holdings Corp. (formerly Ameritrade Holding Corporation)
	(b)	Address of Issuer’s Principal Executive Offices:
4211 South 102nd Street, Omaha, Nebraska 68127

Item 2.
	(a)	Name of Person Filing:
Ricketts Grandchildren Trust
	(b)	Address of Principal Business Office or, if none, Residence:
c/o First National Bank of Omaha, 16th and Dodge Streets, Omaha, Nebraska 68102
	(c)	Citizenship:
U.S.
	(d)	Title of Class of Securities:
Common Stock, par value $.01 per share
	(e)	CUSIP Number:
03074K 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
19,008,000
(b) Percent of class:
4.4%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
19,008,000
(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:
19,008,000
(iv) Shared power to dispose or to direct the disposition of:

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The Ricketts Grandchildren Trust is party to a Stockholders Agreement, dated as of April 6, 2002, between the Issuer, entities affiliated with Bain Capital, entities affiliates with TA Associates, Inc., entities affiliated with Silver Lake Partners, LP, J. Joe Ricketts and Marlene M. Ricketts. An exhibit listing each party to the Stockholders Agreement is attached hereto. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement restricts the parties from voting their shares of Common Stock in favor of or against certain sale of the company transactions that are not approved by the requisite directors. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to the Ricketts Grandchildren Trust by the other parties to the Stockholders Agreement, is 235,810,178 shares. The share ownership reported for the Ricketts Grandchildren Trust does not include any shares owned by the other parties to the Stockholders Agreement. The Ricketts Grandchildren Trust disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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13G

Item 10.	Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	2/13/03

Company Name(s):

RICKETTS GRANDCHILDREN TRUST

By:	/s/ Marie T. Koley
Name:	Marie T. Koley
Title:	First National Bank of Omaha, Trustee

Footnotes:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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